UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UCP, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

90265Y 106
(CUSIP Number)

Maxim C.W. Webb Chief Executive Officer PICO Holdings, Inc. 7979 Ivanhoe Avenue, Suite 300 La Jolla, California 92037 (888) 389-3222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	90265Y 106
1.	Names of Reporting Persons PICO Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,593,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 10,593,000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.2%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D is being filed by PICO Holdings, Inc., a California corporation (“PICO” or the “Reporting Person”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by PICO on August 2, 2013 (the “Initial Schedule 13D”). Except as set forth below, all Items of the Initial Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended to read in its entirety as follows:

This Amendment No. 1 to Statement on Schedule 13D relates to the Class A Common Stock of UCP, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 99 Almaden Boulevard, Suite 400, San Jose, CA 95113.

Item 2. Identity and Background.

Item 2 is hereby amended to read in its entirety as follows:

PICO is a diversified holding company. Currently, PICO believes the highest potential return to shareholders is from a return of capital to shareholders. As PICO monetizes assets, rather than reinvest the proceeds, PICO intends to return the capital derived therefrom, less any working capital requirements, back to shareholders through a stock repurchase program or by other means such as special dividends taking into effect liquidity requirements, debt covenants and any other contractual and legal restrictions that may exist at the time. PICO is incorporated in California and its principal executive offices are located at 7979 Ivanhoe Avenue, Suite 300, La Jolla, California 92037.

During the last five years, PICO has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to read in its entirety as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of UCP LLC's membership interests (and beneficial ownership of Class A Common Stock reported herein) were acquired in the reclassification of PICO's ownership of UCP LLC, which had been acquired in January 2008 for investment purposes. This reclassification was conducted in conjunction with the Issuer's initial public offering. PICO intends to review on a continuing basis its investment in the Issuer. Based on such review, PICO may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of PICO, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

On February 6, 2017, PICO submitted to the Issuer a written notice (the “Notice”) pursuant to the Amended and Restated Bylaws of the Issuer (the “Bylaws”) of the nomination by PICO of Eric H. Speron and Keith M. Locker for election to the Board of Directors of Issuer (the “Issuer Board”) at the forthcoming 2017 Annual Meeting of Stockholders of Issuer (the “2017 Annual Meeting”).

Mr. Speron, a current director of the Issuer, is being nominated to serve on the Issuer Board at the request of PICO pursuant to the Investor Rights Agreement, dated as of July 23, 2013, between the Issuer, PICO and the holders named therein.

Mr. Locker is the Chief Executive Officer of Inlet Capital LLC, an investment and asset management firm focused on the commercial real estate industry; president of Global Capital Resources LLC and GCR Advisors Inc. (both affiliates of Inlet Capital LLC), which companies together are the Co-General Partner and Co- Advisor, respectively, to the NYLIM-GCR Fund-1 2002 L.P., which provide fixed and variable rate senior and subordinate mortgages; and president and managing member of COP Holdings, LLC (an affiliate of Inlet Capital LLC), an investment firm focused on factory retail outlet centers. Mr. Locker was previously a managing director in the Real Estate Investment Banking Group at Deutsche Bank Securities, Inc. from September 2000 to February 2003. Prior to joining Deutsche Bank in 2000, Mr. Locker was senior managing director at Bear, Stearns & Co. Inc., responsible for Real Estate Investment Banking. Mr. Locker has more than 30 years of major national market experience in REITS, real estate finance, private placements, capital markets and transaction structuring and risk management. Mr. Locker earned a B.S./B.A. from Boston University School of Management in 1983 and an M.B.A. from the Wharton School of the University of Pennsylvania in 1988.

In addition to the director nominations listed above, the Notice also contained the following seven proposals to be voted upon at the 2017 Annual Meeting (the “Annual Meeting Proposals”):

•	a request that the Issuer Board take all necessary and reasonable steps to immediately declassify the Issuer Board;

•	a request that the Issuer Board take all necessary and reasonable steps to allow Issuer stockholders to exercise cumulative voting for directors;

•
a request that the Issuer Board take all necessary and reasonable steps to permit Issuer stockholders holding at least 10% of Issuer’s shares, in the aggregate, to call a special meeting of stockholders;

•	a request that the Issuer Board take all necessary and reasonable steps to allow Issuer stockholders to take action by written consent;

•	a request that the Issuer Board take all necessary and reasonable steps to permit Issuer directors to be removed from office with or without cause by a stockholder vote with a 66 2/3% threshold;

•	a request that the Issuer Board take all necessary and reasonable steps to permit vacancies on the Issuer Board to be filled by a stockholder vote with a 66 2/3% threshold; and

•	a request that the Issuer Board take all necessary and reasonable steps to amend the Bylaws to permit stockholders to amend the Bylaws by a stockholder vote with a 66 2/3% threshold.

PICO is proposing each of the Annual Meeting Proposals for consideration at the 2017 Annual Meeting because it believes that good corporate governance policies that enhance stockholder rights are an essential component of increasing stockholder value. Furthermore, PICO strongly believes that the Annual Meeting Proposals are in the best interest of all of the stockholders of the Issuer.

In the event that the Issuer Board determines to take action to implement any of the Annual Meeting Proposals, PICO believes that approval of any such implementation proposals should require, in addition to the requisite vote necessary under applicable law, the Bylaws and the Issuer’s Amended and Restated Certificate of Incorporation, “for” votes from a majority of the votes cast on such proposal by stockholders other than PICO.

Except as otherwise described above, PICO has no current plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, PICO may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

The ownership percentages set forth below are based on 7,911,195 shares of the Issuer's Class A Common Stock outstanding as of October 27, 2016 as reported by the Issuer.

(a) PICO directly owns 10,593,000 Series A Units of UCP LLC. Pursuant to the Exchange Agreement, PICO (and certain permitted transferees) may exchange each Series A Unit of UCP LLC for one share of Class A Common Stock of the Issuer on a one-for-one basis. The Series A Units of UCP LLC held by PICO represent 57.2% of the total number of shares of Class A Common Stock outstanding (following full conversion of the Series A Units of UCP LLC).

In addition, PICO directly owns 100 shares of Class B Common Stock of the Issuer. Under the Issuer's Amended and Restated Certificate of Incorporation, the holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to one vote for each UCP LLC Series A Unit held by such holder. Accordingly, as PICO exchanges its UCP LLC Series A Units for shares of Class A Common Stock of the Issuer pursuant to the Exchange Agreement, the voting power held by PICO as a result of its shares of Class B Common Stock will be automatically and correspondingly reduced.

(b) PICO has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns, by virtue of the relationships described above.

(c) Other than as described above in connection with the reclassification, to the best knowledge of PICO, PICO has not effected a transaction in membership interests in UCP LLC or shares of the Issuer's Class A Common Stock or Class B Common Stock during the past 60 days.

(d) Other than PICO, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PICO's securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

PICO HOLDINGS, INC.

By:	/s/ Maxim C. W. Webb
Name:	Maxim C. W. Webb
Title:	Chief Executive Officer